UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Report of June 13, 2003

NORSK HYDRO ASA

(Translation of registrant's name into English)

Bygdøy Allé 2

N-0240 OSLO 2

NORWAY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F_X__Form 40-F____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____No_X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______________

The Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in each of the Registration Statements on Form F-3 (No. 333-8110 and No. 333-10580) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

COMALCO AND NORSK HYDRO ENTER INTO LANDMARK ALUMINA DEAL

Oslo (2003-06-13): Comalco and Hydro Aluminium today signed one of the largest alumina supply contracts in the history of the aluminium industry.

Under the agreement, starting with a volume of 300,000 tonnes in 2005, Comalco will supply Hydro Aluminium with 500,000 tonnes of alumina annually from 2006 through to 2030. The agreement allows for volume increases at different stages during the duration of the contract.

Hydro Aluminium plans to use the alumina to secure future supply to its Australian operations which include the wholly owned Kurri Kurri aluminium smelter and the Tomago aluminium smelter (12.4 per cent share), both in New South Wales, Australia.

Comalco will supply alumina for this contract through its 39 per cent share in Queensland Alumina Limited's refinery and its new wholly owned Comalco Alumina Refinery, due to make its first shipments in 2005, both based in Gladstone, Australia.

The contract was signed in Oslo today by Comalco Chief Executive, Mr Sam Walsh and Hydro Aluminium's Chief Executive, Mr Jon-Harald Nilsen.

Mr Jon-Harald Nilsen said, "This long term contract, with a strong partner and the security of two world class refineries, means this is a good alignment - matching our future alumina needs with Comalco's ability to supply."

"The agreement fits well with Hydro Aluminium's strategy to improve its primary aluminium cost position and to strengthen its leading positions mid and down stream, while securing an alumina supply portfolio with limited investment," he said.

Mr Sam Walsh said, "Comalco's agreement with Hydro Aluminium helps to achieve our aim of maximising the value of the Weipa bauxite resource in north Queensland, Australia. This landmark agreement is in line with our strategy to grow our alumina business and underpins our commitment to the new Comalco Alumina Refinery in Gladstone, Australia."

Both parties are satisfied that the terms agreed are in line with industrial long-term prices.

Hydro Aluminium is one of the top three integrated, global aluminium companies, and the leading aluminium company in Europe. Hydro Aluminium is part of Norsk Hydro, a leading Norway-based industrial group with core businesses areas being Hydro Oil & Energy, Hydro Agri and Hydro Aluminium.

Comalco, a wholly owned subsidiary of Rio Tinto, is a major Australian-based supplier of bauxite, alumina and primary aluminium to world markets. It operates or has interests in bauxite mines in Australia and Guinea, alumina refineries in Australia and Sardinia, Italy, and aluminium smelters in Australia and New Zealand.

Further information, please see www.hydro.com and www.comalco.com.au

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Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2002 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission. With respect to each non-GAAP financial measure Hydro uses in connection with its financial reporting and other public communications, Hydro provides a presentation of what Hydro believes to be the most directly comparable GAAP financial measure and a reconciliation between the non-GAAP and GAAP measures. This information can be found in Hydro's earnings press releases, quarterly reports and other written communications, all of which have been posted to Hydro's website (www.hydro.com).

SIGNATURES

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

for Norsk Hydro ASA

/s/ Idar Eikrem

Senior Vice President, Corporate Accounting and Consolidation

June 13, 2003